Exhibit A

Multicore Technology is Now Available for All Deployment Scenarios with Ceragon's IP-20 Platform

February 22, 2017

Multicore Technology is Now Available for All Deployment Scenarios with Ceragon's IP-20 Platform

Multicore Everywhere means easier 4.5G and 5G wireless backhaul deployments

Little Falls, New Jersey, February 22, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it is expanding its market leading IP-20 wireless backhaul platform with Multicore Everywhere to include a broader set of multicore technology products. The products are designed to further help service providers address key 4.5G and 5G network challenges in every deployment scenario, including outdoor, split-mount and all-indoor wireless nodes. Ceragon will showcase the new solutions next week at Mobile World Congress 2017 in Barcelona, Spain booth 5G61.

With the expansion of Ceragon's IP-20 Platform, service providers will be able to further enhance their customers' quality of experience by delivering 5G mobile data speeds of 1Gbps and beyond. They will be able to expand their services and support smart cities through the Internet of Things, low latency Vehicle-to-Everything communications, and deliver 1Gbps fixed wireless services to homes and businesses. These new IP-20 Platform wireless backhaul solutions will enable service providers to increase their operational efficiency by optimizing the pace and costs of their network expansion and densification.

Service providers will be able to achieve greater value by successfully addressing key 4.5G and 5G network challenges, including capacity growth, network densification, and network modernization. The new IP-20 solutions will allow them to:
•	Expand network coverage and capacity by densifying networks with more macro-cells and small-cells without wireless backhaul constraints, while using less spectrum, energy and real-estate resources.
•	Leverage additional access spectrum for 4.5G and 5G services by simplifying the shutdown of 2G networks, without compromising service level agreements.
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Accelerate service activation and availability with a short order-to-service activation cycle by using easy-to-set radios that allow the dynamic allocation and assembly of frequency-specific radio parts onsite.

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Reduce network rollout costs by reducing wireless backhaul tower loads and antenna costs with the use of advanced space diversity configurations and the industry's highest transmit power radios reaching 40dBm.

"The need to boost network performance and capacity to accommodate 5G is well-understood," said Ed Gubbins, Senior Analyst Global Telecom Technology & Software at GlobalData. "Given the challenges operators face heading into the 5G era, they need to make the rollouts as painless as possible. So solutions that address deployment ease and cost, such as Ceragon's new IP-20 Platform enhancements, will be important."

"We are committed to resolving our customers' wireless backhaul challenges," said Ira Palti, president and CEO of Ceragon. "Our multicore technology already incorporated into our IP-20C, has proven to bring tremendous value to our customers worldwide. We are proud to now expand our multicore offering to our entire IP-20 Platform and broaden our customers' ability to achieve even higher business value by making wireless backhaul easier than ever to deploy."

Multicore Technology is Now Available for All Deployment Scenarios with Ceragon's IP-20 Platform

February 22, 2017

Shipments of the new products within the IP-20 Platform are expected to commence during the 4th quarter of 2017.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon's unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Multicore Technology is Now Available for All Deployment Scenarios with Ceragon's IP-20 Platform

February 22, 2017

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: revenues, growth prospects, projections of gross margins, operating and other expenses, capital expenditures, profitability and liquidity, competitive pressures, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may" "plans" "anticipates" "believes" "estimates" "targets" "expects" "intends" "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon's expectations regarding future revenues and profitability will not materialize; risks relating to the concentration of our business in India, Latin America, Africa and in developing nations in other regions, including political, economic and regulatory risks from doing business in those regions and nations, including in relation to local business practices that  may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery regulations, currency export control issues and recent economic concerns; the risk that the business coming from our bigger customers will go down significantly or cease, the risk that Ceragon will not achieve the benefits it expects from its expense reduction plans and profit enhancement programs, as may be implemented from time to time; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.